GEORESOURCES, INC.
110 Cypress Station Drive, Suite 220
Houston, Texas 77090-1629  Telephone 281-537-9920

September 22, 2008

Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Attention:              Shannon Buskirk
                                Chris White

Re:           Form 10-KSB/A for Fiscal Year Ended December 31, 2007
 Filed April 3, 2008
 File No. 000-08041

Ladies and Gentlemen:

We have reviewed your follow-up comment letter dated September 10, 2008, relating to the above referenced filing.  Below are our responses to the issues raised by the Division of Corporate Finance. Our responses are keyed to your comment letter.

(1)  Oil & Gas Reserve Information, page 21 and Hedging Activities, page 39

The revised disclosure related to our reserve information using December 31, 2007 amounts would be as follows:

Oil and Gas Reserve Information (included in Item 2. Description of Property)

All of our oil and gas reserves are located in the United States.  Unaudited information concerning the estimated net quantities of all of our proved reserves and the standardized measure of future net cash flows from the reserves is presented in Note K to the Consolidated Financial Statements.  The estimates are based upon the reports of Cawley, Gillespie & Associates, Inc., an independent petroleum-engineering firm.  We have no long-term supply or similar agreements with foreign governments or authorities.

Set forth below is a summary of our oil and gas reserves as of December 31, 2007.  We did not provide any reserve information to any federal agencies in 2007 other than to the SEC.

 Shannon Buskirk
September 22, 2008
(Continued)

	In thousands
	Oil (Mbbl)	Gas (Mmcf)	Present Value Discounted at 10% ($M) (1)

Proved developed	8,921	26,427	$317,415
Proved undeveloped	1,823	3,383	64,576

Total	10,744	29,810	$381,991

Oil and Gas Reserve Quantities (in thousands)
	Oil (Mbbl)	Gas (Mmcf)

	1,777	4,218
Purchase of minerials-in-place	9,080	27,977
Extensions and discoveries	7	965
Production	(391)	(1,648)
Revisions of quantity estimates	271	(1,702)

Proved reserve quantities, December 31, 2007	10,744	29,810

Proved developed reserve quantities:
January 1, 2007	1,591	3,197
December 31, 2007	8,921	26,426

Partnership operations and reserves as of December 31, 2007 (not included above):

The reserve quantities and values shown above do not included our interest in an affiliated partnership.  We hold a direct working interest in Giddings Field (discussed further below) and we are also the general partner of a partnership which owns the controlling interest in the producing wells and developmental acreage in that field.  Our 2% partnership interest reverts to 35.66% when the limited partner realizes a contractually specified rate of return.  The following table represents our estimated share of the partnership’s reserves and estimated present value of future net income discounted at 10% (in thousands of dollars).
	Oil (Mbbl)	Gas (Mmcf)	MBOE	Present Value Discounted at 10% ($M) (1)

Proved developed	277	10,154	1,969	$29,056
Proved undeveloped	74	2,927	562	5,535

Total	351	13,081	2,531	$34,591

 Shannon Buskirk
September 22, 2008
(Continued)

(1)
PV10 Value (“PV10”) is a Non-GAAP measure that differs from the GAAP measure “standardized measure of discounted future net cash flows” in that PV10 is calculated without regard to future income taxes.  Management believes that the presentation of PV10 values is relevant and useful to our investors because it presents the estimated discounted future net cash flows attributable to our estimated proved reserves independent of our individual income tax attributes, thereby isolating the intrinsic value of the estimated future cash flows attributable to our reserves.  Because many factors that are unique to each individual company impact the amount of future income taxes to be paid, we believe the use of a pre-tax measure provides greater comparability of assets when evaluating companies.  For these reasons, management uses, and believes the industry generally uses, the PV10 measure in evaluating and comparing acquisition candidates and assessing the potential return on investment related to investments in oil and natural gas properties.

PV10 is not a measure of financial or operational performance under GAAP, nor should it be considered in isolation or as a substitute for the standardized measure of discounted future net cash flows as defined under GAAP.  For presentation of the standardized measure of discounted future net cash flows, please see “Note K: Supplemental Financial Information for Oil and Gas Producing Activities” in the Notes to the Consolidated Financial Statements in Part II, Item 7 in this Annual Report on Form 10-KSB.  The table below provides a reconciliation of PV10 to the standardized measure of discounted future net cash flows.

Non-GAAP Reconciliation

The following table reconciles the Company's direct interest in oil and gas reserves (in thousands):

Present Value of estimated future net revenues (PV10)	$381,991
Future income taxes, discounted at 10%	(103,345)

Standardized measure of discounted future net cash flows	$278,646

The following table reconciles the Company's indirect interest, through our affiliated partnership, in oil and gas reserves at Giddings Field (in thousands):

Present Value of estimated future net revenues (PV10)	$34,591
Future income taxes, discounted at 10%	(12,143)

Standardized measure of discounted future net cash flows	$22,448

 Shannon Buskirk
September 22, 2008
(Continued)

Uncertainties are inherent in estimating quantities of proved reserves, including many risk factors beyond our control.  Reserve engineering is a subjective process of estimating subsurface accumulations of oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and the interpretation thereof.  As a result, estimates by different engineers often vary, sometimes significantly.  In addition, physical factors such as the results of drilling, testing and production subsequent to the date of an estimate, as well as economic factors such as change in product prices, may require revision of such estimates.  Accordingly, oil and natural gas quantities ultimately recovered will vary from reserve estimates.

The revised disclosure related to our hedging activities using December 31, 2007 amounts would be as follows:

Hedging Activities (included in Item 6. Management’s Discussion and Analysis or Plan of Operations)

In an attempt to reduce our sensitivity to oil and gas price volatility and secure favorable debt financing, we have and will likely continue to enter into hedging transactions which may include fixed prices swaps, price collars, puts and other derivatives.  We believe our hedging strategy should result in greater predictability of internally generated funds, which in turn can be dedicated to capital development projects and corporate obligations.  The following is a summary of our oil and gas hedge contracts as of December 31, 2007.

 Shannon Buskirk
September 22, 2008
(Continued)

	Total Volume	Floor Price	Ceiling/Swap Price Per Bbl/Mmbtu
Crude Oil Contracts (Bbls):
Swap contracts:
2008	314,008		$80.19
2009	368,004		$76.00
2010	321,996		$74.71
2011	282,000		$74.37

Costless collar contracts:
2008	120,000	$65.00	$75.10

Natural Gas Contracts (Mmbtu):
Swap contracts
2009	779,268		$4.79
2009	427,200		$5.61

Costless collar contracts:
2008	30,000	$7.50	$9.30
2008	90,000	$8.00	$8.45
2008	1,637,000	$7.00	$9.80
2009	275,532	$7.00	$10.75
2010	1,287,000	$7.00	$9.90
2011	1,079,000	$7.00	$9.20

The fair market value of these hedge contracts at December 31, 2007, was a liability of $20,969,363, of which $6,050,740 was classified as a current liability and $14,918,623 was classified as a long-term liability.  Realized hedge settlements included in oil and gas revenues were costs of $2,910,364 and $1,806,998 for the years ended December 31, 2007, and 2006, respectively.  We recognized a loss of $286,932 and a gain of $392,918 due to ineffectiveness on these hedge contracts during the years ended December 31, 2007, and 2006, respectively.

Based on the estimated fair market value of our derivatives, designated as hedges at December 31, 2007, we expect to reclassify net losses on commodity derivatives of $6,050,740 into earnings from accumulated other comprehensive income during the next twelve months; however, actual cash settlements gains and losses recognized may differ materially.

 Shannon Buskirk
September 22, 2008
(Continued)

At December 31, 2007, a 10% change in per unit commodity prices would cause the total fair value of our commodity derivative financial instruments to increase or decrease by approximately $10 million, with a similar increase or decrease in other comprehensive loss included in stockholders’ equity in the balance sheet.  Since we have designated all our commodity derivative instruments as cash flow hedges and therefore the change in market value of the effective portion of the hedge is included in other comprehensive income, a 10% change in the fair value would not have a significant effect on net income.  If, however, our hedges did not qualify for hedge accounting treatment, our net income for 2007 would have been decreased by $15.3 million.

Additionally, should commodity prices increase in future periods by 10%, our realized settlement losses on commodity derivatives, which are included in oil and gas revenues, would increase or decrease by approximately $2 million in 2008.

In connection with the recent borrowing from our bank in connection with the AROC Acquisition, we also entered into a two-year interest rate swap contract on $50 million of this debt, to protect us against interest rate increases.  The value of this hedge at December 31, 2007, was a liability of $276,797, of which $33,650 was classified as a current liability and $243,147 as a noncurrent liability.

Based on the estimated fair market value of our derivatives, designated as hedges at December 31, 2007, we expect to reclassify net losses on our interest rate swap derivatives of $276,767 into earnings from accumulated other comprehensive income during the next twelve months; however, actual cash settlements gains and losses recognized may differ materially.

We do not engage in speculative trading activities and do not hedge all available or anticipated quantities of our production or all of our debt.  In implementing our hedging strategy we seek to:

(1)	Effectively manage cash flow to minimize the effects of price volatility and generate internal funds available for capital development projects and additional acquisitions;
(2)	Ensure our ability to support our exploration activities as well as administrative and debt service obligations; and
(3)	Allow certain quantities to float, particularly in months with historically increased price potential.

We believe that speculation and trading activities are inappropriate for us, but also that management of realized prices is a necessary part of our strategy.

Estimating the fair value of derivative instruments requires complex calculations, including the use of a discounted cash flow technique, estimates of risk and volatility, and subjective judgment in selecting an appropriate discount rate.  In addition, the calculations use future market commodity prices, which although posted for trading purposes, are merely the market consensus of forecasted price trends.  The results of the fair value calculations cannot be expected to

 Shannon Buskirk
September 22, 2008
(Continued)

represent exactly the fair value of our commodity hedges.  We currently obtain the fair value of our positions from our counterparties and compare that value to our internally calculated value. Our practice of comparing our value to that of our counterparties who are more specialized and knowledgeable in preparing these complex calculations reduces our risk of error and approximates the fair value of the contracts, as the fair value obtained from our counterparties would be the cost to us to terminate a contract at that point in time.

(2)  Note G: Asset Retirement Obligation, page F-19

With regard to the “Revision of estimates” line item on the rollforward of the asset retirement obligation (found in Note G to the Consolidated Financial Statements) its appears that some additional clarification of our previous comment is necessary. We previously stated that the ARO recorded on our books as of December 31, 2007, was that of GeoResources (inclusive of the merger properties and properties acquired subsequent to the merger), discounted at the cost of capital for the post-merger GeoResources; whereas the December 31, 2006, ARO was that of Southern Bay. Additionally, we also stated that the post merger cost of capital for GeoResources was significantly different than that of Southern Bay. In our previous comment we should have explained that the majority of the overall revision was due to revisions of the discount rate used in estimating the liabilities related to the properties acquired in the merger and subsequent to the merger.  We should have also pointed out that the post-merger cost of capital for GeoResources was not only different from that of Southern Bay but also different from that of the companies we merged with or from which we acquired properties. Prior to year-end the initial estimate of the ARO liability recorded at the time of the merger/purchase for the merger properties and acquired properties was re-estimated using a discount rate which approximated our cost of capital (as opposed to the cost of capital for the previous owner) or the risk-free interest rate adjusted for the credit standing of GeoResources.

	Revision in Lives	Revision in Discount Rate	Total
Former Southern Bay Properties	$(521,959)	$(561,211)	$(1,083,170)
Properties Acquired in the Merger		(578,572)	(578,572)
Properties Acquired Subsequent to the Merger		(1,728,829)	(1,728,829)
	$(521,959)	$(2,868,612)	$(3,390,571)

(3)  Note G: Asset Retirement Obligation, page F-19, continued

We agree with your inference that the beginning balance for the ARO liability of $2.5 million cannot be revised by $3.4 million.  The table and explanation above should resolve this comment.

 Shannon Buskirk
September 22, 2008
(Continued)

In connection with the above responses, we confirm that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, please contact me at 281-537-9920.

Sincerely,

Howard E. Ehler
Chief Financial Officer

cc:           Reid A. Godbolt
Frank A. Lodzinski
G. Bret Wonson